PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus each dated March 31, 2006) Pricing Supplement Number: 2612	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Municipal/LIBOR Notes

due December 7, 2018

(the “Notes”)

$1,000 principal amount per unit

The Notes:

•	The Notes are designed for investors who believe that tax-exempt floating interest rates in the municipal debt market will not materially increase relative to taxable floating interest rates, as described in this pricing supplement.

•	100% principal protection on the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will not be redeemable prior to maturity.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., and will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No. 59018YYZ8.

•	The settlement date for the Notes is expected to be December 7, 2006.
•	Interest which is payable on the Notes will be paid semi-annually on the 7th day of June and December, beginning in June 2007. Interest will accrue on the Notes from and including December 7, 2006 to but excluding December 7, 2018 at a floating rate which, for any semi-annual interest period, may be zero, but will not be less than zero. The floating rate applicable to any semi-annual interest period will be determined based on the levels of 3-month LIBOR and the BMA Index, all as more fully described herein.

Payment on the maturity date:

•	For each $1,000 principal amount per unit of your Notes, we will pay you on the maturity date an amount equal to the principal amount and any accrued and unpaid interest.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

Interest on the Notes is not tax-exempt.

	Per Unit	Total
Public offering price	$1,000.00	$11,500,000
Underwriting discount	$ 0.00	$ 0
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$1,000.00	$11,500,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is November 30, 2006.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-11
THE BMA INDEX	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-18
ERISA CONSIDERATIONS	PS-21
USE OF PROCEEDS AND HEDGING	PS-22
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-22
EXPERTS	PS-22
INDEX OF CERTAIN DEFINED TERMS	PS-23

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Leveraged Municipal/LIBOR Notes due December 7, 2018 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on December 7, 2018. We cannot redeem the Notes prior to the maturity date and we will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What will I receive on the maturity date of the Notes?

On the maturity date, for each Note that you own, we will pay you a cash amount equal to $1,000 plus any accrued and unpaid interest.

Will I receive interest payments on the Notes?

Interest will accrue on the Notes from and including the 7th day of June and December of each year, commencing on December 7, 2006, to but excluding the next succeeding 7th day of June or December, as the case may be. Interest on the Notes will be computed on the basis of a 360-day year consisting of two 180-day six month periods, as more fully described in “Description of the Notes—Interest” in this pricing supplement. “Interest Payment Dates” for the Notes will be the 7th day of June and December of each year, and will include the maturity date. During each semi-annual interest accrual period from and including December 7, 2006 to but excluding December 7, 2018, interest on the Notes will accrue on a daily basis over each semi-annual interest period at a rate per annum equal to:

Fixed Percentage + Variable Percentage

but in no case less than 0.00%.

where:

The “Fixed Percentage” equals 9.73%.

The “Variable Percentage” equals the Leverage Factor × (Adjusted LIBOR Rate – BMA Rate).

The “Leverage Factor” equals 12.

The “Adjusted LIBOR Rate” equals:

0.65 × 3-Month LIBOR.

“3-Month LIBOR” for any given semi-annual interest accrual period is the non-compounded daily weighted average of the effective 3-Month London Inter-Bank Offer Rates corresponding to the days in such semi-annual period. The effective 3-Month London Inter-Bank Offer Rate on any given day will be the 3-Month London Inter-Bank Offer Rate determined on the immediately preceding LIBOR Determination Date; provided, however, that the effective rate on any LIBOR Determination Date will be the rate determined that day. A “LIBOR Determination Date” will occur on Wednesday of each week or, if any such Wednesday is not a London Banking Day, on the next succeeding London Banking Day.

The “BMA Rate” for any given semi-annual interest period is the daily weighted average of the weekly BMA Index levels corresponding to the days in such semi-annual period. Such rate is effective on Thursday (unless such day is not a business day in New York or London, in which case it is the next succeeding New York and London business day). The weekly BMA Index level is the non-weighted average of the weekly rates of various VRDO issues included in the BMA Index for that week. The “BMA Index” is a seven-day high-grade market index comprised of tax-exempt variable-rate demand obligations (“VRDOs”) from MMD’s database of VRDO issues. “MMD” is Municipal Market Data, a Thomson Financial Services company, which produces the Bond Market Association Municipal Swap IndexTM.

If the Variable Percentage is negative and the absolute value of the Variable Percentage equals or exceeds the Fixed Percentage, the rate of interest for the applicable semi-annual interest period will equal zero, and no interest will be paid on the Interest Payment Date relating to that particular interest period.

Each interest period (other than the initial interest period of December 7, 2006 to June 7, 2007) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date or maturity date, as the case may be.

If any Interest Payment Date is not a Business Day, payment will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of such delayed payment.

Examples

Set forth below are three examples of interest rate calculations per each $1,000 principal amount per Note, assuming a hypothetical 3-Month LIBOR of 5.500%, a Fixed Percentage equal to 9.73%, a semi-annual interest period consisting of 180 days and the following hypothetical BMA Rates:

Example 1—Hypothetical 3-Month LIBOR multiplied by 0.65 is 192.5 basis points below the hypothetical BMA Rate:

Hypothetical Level of 3-Month LIBOR multiplied by 0.65: 3.575%
Hypothetical Level of the BMA Rate: 5.500%
Interest Rate = 9.73% + 12 × (0.65 × 5.500% –5.500%) = 0.00% per annum	(interest rate cannot be less than 0%)
Semi-annual Interest Payment (per unit) = $1,000 × 0.00% × (180/360) = $0

Example 2— Hypothetical 3-Month LIBOR multiplied by 0.65 exceeds the hypothetical BMA Rate by 27.5 basis points:

Hypothetical Level of 3-Month LIBOR multiplied by 0.65: 3.575%
Hypothetical Level of the BMA Rate: 3.300%
Interest Rate = 9.73% + 12 × (0.65 × 5.500% – 3.300%) = 13.03% per annum
Semi-annual Interest Payment (per unit) = $1,000 × 13.03% × (180/360) = $65.15

Example 3— Hypothetical 3-Month LIBOR multiplied by 0.65 equals the hypothetical BMA Rate:

Hypothetical Level of 3-Month LIBOR multiplied by 0.65: 3.575%
Hypothetical Level of the BMA Rate: 3.575%
Interest Rate = 9.73% + 12 × (0.65 × 5.500% – 3.575%) = 9.73% per annum
Semi-annual Interest Payment (per unit) = $1,000 × 9.73% × (180/360) = $48.65

Are the Notes redeemable by ML&Co. prior to maturity?

No.

What about taxes?

You will generally be required to include payments of interest on a Note as ordinary interest income at the time such payments are accrued or received (in accordance with your regular method of tax accounting). For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, the volatility of the spread between 3-month LIBOR rates and the BMA Index levels, the expectations regarding this spread and real or anticipated changes in our credit ratings. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no change in the spread between 3-month LIBOR rates and BMA Index levels and no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes.

After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc?

Merrill Lynch Capital Services, Inc. (“MLCS”) will be our agent for purposes of determining, among other things, the interest payable on the Notes (the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the sections entitled “Where You Can Find More Information” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before you decide that an investment in the Notes is suitable for you.

You may earn little or no return on your investment

The amount of interest, if any, payable on the Notes will depend on the value of the Variable Percentage, which in turn depends upon the result of the Adjusted LIBOR Rate subtracted by the BMA Rate (the “Spread”). The possibility exists that you could receive little or no payment of interest on some or all of the Interest Payment Dates. If the Variable Percentage is negative and the absolute value of the Variable Percentage is equal to or greater than the Fixed Percentage, the rate of interest for the applicable semi-annual period will equal zero, and no interest will be paid on the Interest Payment Date relating to such interest period. The Variable Percentage in a semi-annual period interest accrual period will be negative only when the BMA Rate for such semi-annual period exceeds the Adjusted LIBOR Rate (in other words, when the Spread is negative). The Spread will fluctuate, and may be negative for long periods of time.

We have no control over domestic and international economic, financial, political and other events, marginal tax rates, or the overall supply and demand for tax-exempt and taxable debt, that may affect the Spread during the term of the Notes. Historically, the Spread has been variable, and such variability may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

A number of factors can affect the Spread

The amount of interest, if any, payable on the Notes will depend on the Spread. A number of factors can affect the Spread by causing changes in the relative values of 3-Month LIBOR and the BMA Rate, including (among others):

•	changes in or perceptions about future marginal tax rates: generally, decreases in, or a perception that there will be decreases in, marginal tax rates are expected to reduce the Spread;

•	changes or uncertainty with respect to the tax-exempt nature of municipal securities: generally, changes in the tax laws that have an adverse effect on the tax-exempt nature of municipal securities are expected to reduce the Spread;

•	changes in the tax treatment of comparable securities: changes in the tax laws that grant securities other than municipal securities favorable tax treatment to investors may adversely impact market demand for and pricing of municipal securities generally; such a development is expected to reduce the Spread; and

•	relative supply and demand for tax-exempt and taxable debt in their respective marketplaces and other factors affecting pricing of tax-exempt debt: a relative decline in demand for or an increase in supply of tax-exempt debt caused by factors other than tax rates or other factors negatively impacting pricing of tax-exempt debt could reduce the Spread, to the extent that the BMA Rate increases relative to 3-Month LIBOR as a result of these developments; such other factors include fragmentation in the municipal securities market that can lead to aberrational pricing as well as periods of illiquidity and the possibility of uncertainty with respect to the rights of investors holding these securities.

These and other factors may have a negative impact on the payment of interest on the Notes. In addition, these and other factors may have a negative impact on the price you may receive in connection with a sale of the Notes prior to maturity. See “—A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes ” below.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The Spread is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the Spread and the future expectations of the Spread. In general, the value of the Notes will increase when the Spread increases or is expected to increase in the future and the value of the Notes will decrease when the Spread decreases or is expected to decrease in the future.

Changes in the volatility of the Spread are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Spread increases or decreases, the trading value of the Notes may be adversely affected.

As the time remaining to the maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before the maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the Spread. This difference will reflect a “time premium” due to expectations concerning the Spread during the period before the maturity date of the Notes. However, as the time remaining to the maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The BMA Index is produced by Municipal Market Data, which is not affiliated with us, and we cannot assure you as to the quality of their work or whether they will continue to publish the BMA Index

The BMA Index is produced by a third party source, and although we believe it to be a useful measure of the average weekly rate of tax-exempt variable rate demand obligations, we cannot assure you as to the quality of Municipal Market Data’s work in producing the BMA Index, including their weekly reset of VRDO rates and issues. In addition, we cannot assure you that MMD or a successor will continue to produce the BMA Index. In the event that the BMA Index is no longer published or the Calculation Agent decides that the BMA Index no longer satisfies certain qualification criteria, another measure of tax-exempt VRDO rates will be employed in lieu of the BMA Index values required to calculate the Variable Percentage. We cannot assure you that rates used in lieu of the BMA Rates will be accurate assessments of the average tax-exempt VRDO rates that the BMA Index is currently intended to assess.

We believe that the VRDO rate quotations that our remarketing agent affiliate furnishes to MMD account for a significant portion of the VRDO rates that underlie the BMA Index. On any given week, our contribution may be as much as the maximum allowable contribution of a single remarketing agent, which is 15% of all VRDO rates in that week’s BMA Index. See “The BMA Index”. As a result, we believe the rates contributed by our remarketing agent affiliate have a significant impact on the BMA Index level, which is the non-weighted average of all of the individual VRDO rates used that week, after dropping rates outside one standard deviation.

Potential conflicts of interest could arise.

Our subsidiary, Merrill Lynch Capital Services, Inc., is our agent for the purposes of, among other things, determining the Spread and the Variable Percentage. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise. These conflicts could occur, for instance, in connection with the determination of 3-Month LIBOR or the BMA Rate when such rates are not available from published sources.

We expect to enter into arrangements to hedge the market risks associated with our payment obligations under the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

We are a major dealer in the market for swaps between rate payments on tax-exempt and taxable debt. Our activities as a dealer may impact the market level for swaps based upon the BMA Index or LIBOR.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Affiliates of ML&Co. may enter into other transactions with respect to debt issues underlying the BMA Index or derivatives involving the same

ML&Co. or its affiliates may buy, sell and remarket VRDO issues that underlie the BMA Index for their own account or for their customers or enter into over-the-counter derivatives or similar agreements which may impact the market level for swaps based upon the BMA Index or LIBOR. We are a major dealer in the market for swaps between rate payments on tax-exempt and taxable debt. Neither ML&Co. nor any of its affiliates is required to consider the interests of the holders of the Notes in connection with entering into any of these other transactions.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Tax consequences

You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The Notes will mature on December 7, 2018. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59018YYZ8.

We may not redeem the Notes prior to the maturity date, and the Notes will not be subject to repayment at the option of the holder prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units of $1,000 principal amount. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC, including Euroclear S.A./N.V., as operator of the Euroclear System, will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, for each unit of Notes that you own, we will pay you a cash amount equal to $1,000, plus any accrued and unpaid interest.

Interest

Interest will accrue on the Notes from and including the 7th day of June and December of each year, commencing on December 7, 2006, to but excluding the next succeeding 7th day of June or December, as the case may be. “Interest Payment Dates” for the Notes will be the 7th day of June and December of each year, and will include the maturity date. From and including December 7, 2006 to but excluding December 7, 2018, interest on the Notes will accrue on a daily basis over each semi-annual period at a rate per annum equal to:

Fixed Percentage + Variable Percentage

but in no case less than 0.00%.

where:

The “Fixed Percentage” equals 9.73%.

The “Variable Percentage” equals the Leverage Factor × (Adjusted LIBOR Rate – BMA Rate).

The “Leverage Factor” equals 12.

The “Adjusted LIBOR Rate” equals 0.65 × 3-Month LIBOR.

“3-Month LIBOR” for any given semi-annual interest accrual period is the non-compounded daily weighted average of the effective 3-Month London Inter-Bank Offer Rates corresponding to the days in such semi-annual period. The effective 3-Month London Inter-Bank Offer Rate on any given day will be the 3-Month London Inter-Bank Offer Rate determined on the immediately preceding LIBOR Determination Date; provided, however, that the effective rate on any LIBOR Determination Date will be the rate determined that day. A “LIBOR

Determination Date” will occur on Wednesday of each week or, if any such Wednesday is not a London Banking Day, on the next succeeding London Banking Day.

The “LIBOR/BMA Spread” is equal to the Adjusted LIBOR Amount minus the BMA Rate.

The “BMA Rate” for any given semi-annual interest period is the daily weighted average of the weekly BMA Index levels corresponding to the days in such semi-annual period. Such rate is effective on Thursday (unless such day is not a business day in New York or London, in which case it is the next succeeding New York and London business day). The weekly BMA Index level is the non-weighted average of the weekly rates of various VRDO issues included in the BMA Index for that week. The “BMA Index” is a seven-day high-grade market index comprised of tax-exempt variable-rate demand obligations (“VRDOs”) from MMD’s database of VRDO issues. “MMD” is Municipal Market Data, a Thomson Financial Services company, which produces the Bond Market Association Municipal Swap IndexTM.

Each interest period (other than the initial interest period of December 7, 2006 to June 7, 2007) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date or maturity date, as the case may be.

Interest on the Notes will be computed on the basis of a 360-day year consisting of two 180-day six month periods.

We will pay this interest to the persons in whose names the Notes are registered at the close of business on the 15th calendar day preceding each Interest Payment Date, whether or not a Business Day, except with respect to the final payment of interest at maturity, which will be paid to holders receiving the Maturity Amount. If an Interest Payment Date falls on a day that is not a Business Day, that interest payment will be made on the next Business Day and no additional interest will accrue as a result of the delayed payment.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

“London Banking Day” means a day on which commercial banks are open for business, including dealings in U.S. dollars, in London.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Successors to the BMA Index

In the event that the BMA Index is no longer published or the Calculation Agent decides that the BMA Index ceases to satisfy the “Qualification Criteria” in effect as of the date hereof, as described herein under “The BMA Index”, then the Calculation Agent will select an appropriate alternative index or other measure of tax-exempt VRDO rates for the purposes of determining the BMA Rate.

Determination of 3-Month LIBOR

Each 3-Month London Inter-Bank Offer Rate used to calculate interest accruals in any semi-annual interest accrual period shall be determined as of the relevant LIBOR Determination Date as follows:

•	the rate for deposits in U.S. dollars having three-month maturity, commencing on the LIBOR Determination Date corresponding to the desired weekly period (the “LIBOR Period”), that appears on “Moneyline Telerate” Page 3750 (or any successor service or page), as of 11:00 A.M., London time, on the relevant LIBOR Determination Date;

•	if no rate appears on the relevant LIBOR Determination Date on “Moneyline Telerate” Page 3750 (or a successor service or page), the rate calculated by the Calculation Agent as the arithmetic mean of at least two offered quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks, which may include affiliates of the agent, in the London interbank market to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for three-month maturity, commencing on the start of the relevant LIBOR Period, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on that LIBOR Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time;

•	if fewer than two offered quotations referred to in the previous bullet point are provided as requested, the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 A.M., in New York City, on the relevant LIBOR Determination Date by three major banks, which may include affiliates of the agent, in New York City selected by the Calculation Agent for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; and

•	if the banks selected by the Calculation Agent are not quoting as mentioned in the previous bullet point, LIBOR as determined by the Calculation Agent in its sole discretion.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount of Notes, will be equal to an amount as described under “—Payment on the Maturity Date” above, calculated as though the date of default were the maturity date for the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

Historical LIBOR/BMA Information

The following table sets forth certain monthly average values for the weekly results of (i) 0.65 multiplied by 3-month LIBOR for the 26 weeks ending on such week from January 1996 through November 2006, subtracted by (ii) the average of the BMA Index levels for the 26 weeks ending on such week from January 1996 through November 2006. Each week began on a Thursday, unless such date was not a business day in New York or London, in which case the week began on the next succeeding New York and London business day (such date being the BMA Index reset date) and continued to the day immediately preceding the next BMA Index reset date. The 26-week average BMA Index level calculated for each week during this period was the simple average of the 26 consecutive weekly BMA Index rates ending with the BMA Index level set for such week. The 26-week average of 3-month LIBOR calculated for each week during this period was the simple average of the 26 consecutive weekly 3-month LIBOR rates ending with 3-month LIBOR set for such week. The average monthly spread values in the table are simple averages of the weekly results for each week falling in a given month. For each week straddling two months, such week was considered to be part of the month containing the BMA Index reset date and the LIBOR Determination Date of such week; provided, however, that if the BMA Index reset date and the corresponding LIBOR Determination Date for any given week fell in different calendar months, such week was considered to be part of the month containing the LIBOR Determination Date of such week for purposes of calculating both 3-month LIBOR and the BMA Index levels.

This data is not intended to be indicative of past or future levels of the Spread or what the value of the Notes may be. Any historical upward or downward trend in the spread values during any period set forth below is not an indication that interest payments are more or less likely to increase or decrease in value at any time over the term of the Notes.

0.65 x 3-month LIBOR – 26-week average BMA Index levels

(monthly averages of weekly values)

Month	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Jan.	-0.02%	0.12%	0.09%	0.20%	0.31%	0.17%	-0.18%	-0.31%	-0.23%	-0.14%	-0.04%
Feb.	0.00%	0.15%	0.12%	0.25%	0.35%	0.16%	-0.20%	-0.32%	-0.25%	-0.15%	-0.05%
Mar.	0.02%	0.18%	0.18%	0.26%	0.33%	0.17%	-0.19%	-0.32%	-0.26%	-0.12%	-0.05%
Apr.	0.04%	0.19%	0.17%	0.28%	0.29%	0.10%	-0.14%	-0.30%	-0.27%	-0.12%	-0.05%
May	-0.02%	0.09%	0.12%	0.19%	0.09%	-0.06%	-0.13%	-0.27%	-0.27%	-0.21%	-0.09%
Jun.	0.04%	0.06%	0.13%	0.17%	0.09%	-0.12%	-0.13%	-0.28%	-0.24%	-0.27%	-0.09%
Jul.	0.18%	0.04%	0.17%	0.20%	0.11%	-0.23%	-0.12%	-0.27%	-0.19%	-0.25%	-0.09%
Aug.	0.16%	0.03%	0.16%	0.16%	0.05%	-0.26%	-0.13%	-0.25%	-0.16%	-0.23%	-0.08%
Sept.	0.14%	-0.01%	0.13%	0.14%	0.03%	-0.28%	-0.17%	-0.24%	-0.15%	-0.24%	-0.09%
Oct.	0.14%	-0.03%	0.15%	0.19%	-0.01%	-0.27%	-0.22%	-0.22%	-0.15%	-0.19%	-0.10%
Nov.	0.22%	0.05%	0.24%	0.31%	0.13%	-0.20%	-0.26%	-0.20%	-0.15%	-0.04%	-0.06%
Dec.	0.21%	0.07%	0.25%	0.32%	0.13%	-0.18%	-0.28%	-0.20%	-0.13%	-0.01%

The following graph sets forth the historical values used in the preceding table.

THE PRESENTATION OF THIS HISTORICAL INFORMATION SHOULD NOT BE CONSTRUED AS A REPRESENTATION AS TO THE LIKELIHOOD OF ANY FUTURE EVENTS, INCLUDING THE ACTUAL RETURN ON THE NOTES.

THE BMA INDEX

Information regarding the BMA Index is derived from publicly available sources prepared by The Bond Market Association and Municipal Market Data. None of ML&Co., MLPF&S or the Calculation Agent has confirmed the accuracy or completeness of such information, and none of ML&Co., MLPF&S or the Calculation Agent makes any representation as to the accuracy or completeness of such information.

The Bond Market Association Municipal Swap IndexTM is produced by Municipal Market Data (“MMD”), a Thomson Financial Services company. The BMA Index is a seven-day high-grade market index comprised of tax-exempt variable-rate demand obligations (“VRDOs”) from MMD’s database of VRDO issues. The weekly BMA Index level is the non-weighted average of the weekly rates of various VRDO issues included in the BMA Index.

The BMA Index is calculated on a weekly basis, and released to subscribers on Wednesday, and becomes effective on the following Thursday. The actual number of issues that make up the BMA Index will vary in time as issues are called, converted, mature or are newly issued. In addition, if changes occur which violate the criteria or calculation methods of the BMA Index, an issue will be dropped. The qualification criteria for the BMA Index (the “Qualification Criteria”) have been established by a subcommittee of The Bond Market Association. Typically, the BMA Index has included 650 issues in any given week.

The following are part of calculation methods of the BMA Index:

•	The standard deviation of the rates is calculated. Any issue falling outside of +/- 1.0 standard deviations is dropped.

•	Each participating remarketing agent is limited to no more than 15% of the BMA Index by an averaging method.

The following graph shows the weekly BMA Index levels from January 1, 1996 until November 22, 2006:

(Source: Thomson Financial Inc.)

The following are the Qualification Criteria, as of the date hereof. The BMA Index must:

•	be a weekly reset, effective on Wednesday (no lag resets considered);

•	NOT be subject to Alternative Minimum Tax;

•	have an outstanding amount of $10 million or more;
•
•	have the highest short-term rating (VMIG1 by Moody’s or A-1+ by S&P);

•	pay interest on a monthly basis, calculated on an actual/actual basis;

•	contain only one quote per obligor per remarketing agent; and

•	allow for the eligibility of issues from all states.

License Agreement

Thomson Financial Inc. and MLPF&S have entered into a non-exclusive license agreement with respect to the use by MLPF&S and its affiliates, including ML&Co., of the BMA Index, including in connection with the issuance of the Notes. Thomson Financial Inc. is the source and owner of all data relating to the BMA Index contained or referenced in this pricing supplement. Thomson Financial Inc. makes no representations or warranties, either express or implied, including without limitation, any implied warranty of merchantability or fitness for a particular use or purpose, with respect to the data relating to the BMA Index. Thomson Financial Inc. makes no warranties that the availability of the data will be uninterrupted, timely, complete and accurate or error free.

UNITED STATES FEDERAL INCOME TAXATION

General

Set forth in full below is the opinion of Sidley Austin LLP, our counsel, as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

We do not address all of the tax consequences that may be relevant to an investor. In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of Notes;

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of Notes;

•	persons who hold the Notes whose functional currency is not the United States dollar; or

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of Notes.

Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the Notes in light of your own circumstances.

A U.S. Holder is a beneficial owner of the Notes who or which is:

•	a citizen or individual resident of the United States, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (the “Code”);

•	a corporation or partnership, including any entity treated as a corporation or partnership for United States federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury regulations are enacted that provide otherwise;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on September 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a beneficial owner of Notes other than a U.S. Holder.

We urge you to consult your own tax advisor with respect to the tax consequences to you of the purchase, ownership and disposition of the Notes in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

U.S. Holders

Payments of Interest. For the reasons discussed below, payments of interest on a Note generally should be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting).

The following summary is based upon final Treasury regulations (the “OID Regulations”) released by the IRS under the original issue discount provisions of the Code. Under the OID Regulations, debt instruments having terms similar to the Notes (hereinafter “Variable Notes”) are subject to special rules whereby a Variable Note will qualify as a “variable rate debt instrument” if:

•	its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified de minimis amount, and

•	it provides for stated interest, paid or compounded at least annually, at current values of:

•	one or more qualified floating rates,

•	a single fixed rate and one or more qualified floating rates,

•	a single objective rate, or

•	a single fixed rate and a single objective rate that is a qualified inverse floating rate.

An “objective rate” is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer’s stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). A “current value” of an objective rate is the value of the objective rate on any day that is no earlier than 3 months prior to the first day on which the value is in effect and no later than one year following that first day. Based upon the foregoing, the Notes should qualify as variable rate debt instruments which provide for stated interest at current values of a single objective rate.

If a Variable Note that provides for stated interest at a single objective rate throughout the term thereof qualifies as a “variable rate debt instrument” under the OID Regulations and if the interest on a Variable Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Variable Note will constitute qualified stated interest and will be taxed accordingly. In general, payments of qualified stated interest are includible in a U.S. Holder’s income as interest at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting). Thus, a Variable Note that provides for stated interest at a single objective rate throughout the term thereof and that qualifies as a “variable rate debt instrument” under the OID Regulations, such as the Notes, will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a “true” discount (i.e., at a price below the Variable Note’s stated principal amount) in excess of a specified de minimis amount. Since the Notes will be originally issued at a price equal to $1,000 per Note, the Notes will be treated as providing only for qualified stated interest and not as having been issued with original issue discount. In the case of a Variable Note that provides for a single objective rate, the specific amount of qualified stated interest that accrues during an accrual period on such a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the objective rate is a fixed rate equal to a fixed rate that reflects the yield that is reasonably expected for the Variable Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

Sale, Exchange or Redemption of the Notes. Generally, the sale, exchange or retirement of a Note will result in taxable gain or loss to a U.S. Holder. The amount of any such gain or loss will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale, exchange or retirement and (b) the U.S. Holder’s adjusted tax basis in the Note, except to the extent that any such gain or loss is attributable to accrued but unpaid interest, which will be taxable as such. A U.S. Holder’s adjusted tax basis in a Note will generally be equal to the U.S. Holder’s original purchase price paid for the Note. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the Note was held by the U.S. Holder as a capital asset for more than one year as of the date of the sale, exchange or retirement. The deductibility of capital losses is subject to certain limitations.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Treatment of Non-U.S. Holders

All payments on the Notes made to a Non-U.S. Holder, including any payment of semi-annual interest, and any gain realized on a sale, exchange or retirement of the Notes, will be exempt from United States income or withholding tax, provided that: (i) the Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in Section 871(h) or Section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; and (iii) the payments and gain are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and other information as the form may require.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of that trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale, exchange or retirement of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if a Non-U.S. Holder is a foreign corporation, the Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or a lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

Payments of principal, premium, if any, and interest on, and the proceeds from a disposition of, the Notes may be subject to information reporting and United States federal backup withholding tax at the applicable statutory rate if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-U.S. Holder may be subject to United States backup withholding tax on payments on the Notes and the Notes from a sale or other disposition of the Notes unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against the holder’s United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended March 31, 2006 and April 1, 2005, the three-month and six-month periods ended June 30, 2006 and July 1, 2005 and the three-month and nine-month periods ended September 29, 2006 and September 30, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 29, 2006 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

3-Month LIBOR	PS-4
Adjusted LIBOR Rate	PS-3
BMA Index	PS-4
BMA Rate	PS-4
Business Day	PS-12
Calculation Agent	PS-6
Fixed Percentage	PS-3
Interest Payment Date	PS-3
Leverage Factor	PS-3
LIBOR Determination Date	PS-4
LIBOR Period	PS-12
London Banking Day	PS-12
MMD	PS-4
Notes	PS-1
Qualification Criteria	PS-16
Spread	PS-7
Variable Percentage	PS-3
VRDO	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Municipal/LIBOR Notes

due December     , 2018

$1,000 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

November 30, 2006